SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Constellation Alpha Capital Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G2379F 108
(CUSIP Number)

Centripetal, LLC

Emerald View, Suite 400, 2054 Vista Parkway

West Palm Beach, FL 33411

(561) 404-9034

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 26, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2379F 108

1	Names of Reporting Person. Centripetal, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,882,500 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,882,500 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,882,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 72.7%
14	Type of Reporting Person OO

(1)	Includes (i) 3,457,500 Ordinary Shares, as defined below, held by Centripetal LLC (the “Sponsor”) and (ii) 425,000 Ordinary Shares underlying units (each unit consisting of one ordinary share, one right entitling the holder thereof to receive one-tenth (1/10) of one share upon the consummation of an initial business combination and one warrant to purchase one-half of one share) held by the Sponsor, acquired pursuant to a Second Amended and Restated Unit Subscription Agreement by and between the Sponsor and Constellation Alpha Capital Corp. (the “Issuer”). The shares held by the Sponsor are beneficially owned by Rajiv Shukla, the Issuer’s Chairman and Chief Executive Officer and the managing member of the Sponsor, who has sole voting and dispositive power over the shares held by the Sponsor. Mr. Shukla disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

CUSIP No. G2379F 108

1	Names of Reporting Person. Rajiv Shukla
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

India
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,882,500 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,882,500 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,882,500 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 72.7%
14	Type of Reporting Person IN

(1)	Includes (i) 3,457,500 Ordinary Shares, as defined below, held by the Sponsor and (ii) 425,000 Ordinary Shares underlying units (each unit consisting of one ordinary share, one right entitling the holder thereof to receive one-tenth (1/10) of one share upon the consummation of an initial business combination and one warrant to purchase one-half of one share) held by the Sponsor, acquired pursuant to a Second Amended and Restated Unit Subscription Agreement by and between the Sponsor and the Issuer. The shares held by the Sponsor are beneficially owned by Rajiv Shukla, the Issuer’s Chairman and Chief Executive Officer and the managing member of the Sponsor, who has sole voting and dispositive power over the shares held by the Sponsor. Mr. Shukla disclaims beneficial ownership over any securities owned by the Sponsor in which he does not have any pecuniary interest.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends, where indicated, the statement on Schedule 13D relating to the ordinary shares, no par value, of the Issuer (the “Ordinary Shares”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on July 3, 2017 (the “Initial Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D. This Amendment No. 1 is being filed solely for the purpose of updating the Reporting Persons’ ownership percentages of the Issuer’s Ordinary Shares following the redemption of 13,187,468 of the Issuer’s Ordinary Shares in connection with the Special Meeting in lieu of the 2019 Annual General Meeting of Shareholders of the Issuer held on March 21, 2019.

Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 2. Identity and Background

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of approximately 72.7% of the Issuer’s outstanding Ordinary Shares based on 5,342,532 Ordinary Shares outstanding following redemptions of 13,187,468 of the Issuer’s Ordinary Shares in connection with the Special Meeting in lieu of the 2019 Annual General Meeting of Shareholders of the Issuer held on March 21, 2019, as reported by the Issuer in the Current Report on Form 8-K, filed by the Issuer with the Commission on March 25, 2019; and

(ii) the Principal, who is the Chief Executive Officer and Chairman of the Issuer and the sole managing member of the Sponsor.

(b) The address of the principal business and principal office of the Reporting Person is Emerald View, Suite 400, 2054 Vista Parkway, West Palm Beach, FL 33411.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor, in connection with the IPO and potential business combination. The principal occupation of the Principal is to serve as the Chief Executive Officer and Chairman of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. The Principal is a citizen of India.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 5,342,532 Ordinary Shares outstanding following redemptions of 13,187,468 of the Issuer’s Ordinary Shares in connection with the Special Meeting in lieu of the 2019 Annual General Meeting of Shareholders of the Issuer held on March 21, 2019, as reported by the Issuer in the Current Report on Form 8-K, filed by the Issuer with the SEC on March 25, 2019, are as follows:

Centripetal, LLC

a)		Amount beneficially owned: 3,882,500	Percentage: 72.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,882,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,882,500
	iv.	Shared power to dispose or to direct the disposition of:	0

 Rajiv Shukla

a)		Amount beneficially owned: 3,882,500	Percentage: 72.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,882,500
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,882,500

The Principal is the managing member of the Sponsor. The Principal has the sole voting and dispositive power of the securities held by the Sponsor. As such, the Principal exercises voting and dispositive control over any of the securities held by the Sponsor. Accordingly, the Principal may be deemed to beneficially own such shares.

(c) None of the Reporting Persons has effected any transactions of the Ordinary Shares during the 60 days preceding the date of this Amendment No. 1.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2019

Centripetal, LLC

	By:	/s/ Rajiv Shukla
	Name:	Rajiv Shukla
	Title:	Managing Member

	By:	/s/ Rajiv Shukla